Mail Stop 4561

April 7, 2009

John B. Higginbotham
Chief Executive Officer
Integral Systems, Inc.
5000 Philadelphia Way
Lanham, MD 20706-4417

      Re: **Integral Systems, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2008
              File No. 000-18603

Dear Mr. Higginbotham:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Stephen Krikorian
              Accounting Branch Chief